UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 1, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

In connection with the buy back programme of BBVA shares announced by means of the significant event number 56415 on March 29, 2005, and pursuant to article
4.4. of Regulation (CE) Nº 2273/2003 of the European Commission, Banco Bilbao
Vizcaya Argentaria, S.A. announces that the company Corporación Industrial y de
Servicios, S.L., fully owned subsidiary of the group BBVA, has conducted the following trades in shares of  Banco Bilbao Vizcaya Argentaria, S.A. on August
30 and 31, 2005:

Date       Buy / Sell Nº of shares Price

30/08/2005 Buy          593,546 13.45
30/08/2005 Buy           50,000 13.47
31/08/2005 Buy           35,000 13.39
31/08/2005 Buy           35,000 13.40
31/08/2005 Buy          593,478 13.45
31/08/2005 Buy            6,522 13.47

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 1, 2005	By:	Javier Malagón Navas
	Name:	Javier Malagón Navas
	Title:	Authorizad Representative of Banco Bilbao Vizcaya Argentaria, S.A.